SEC Mail Processing Section

FEB 29 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53142

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentinel Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Walkers Brook Drive
(No. and Street)

Reading	MA	01867
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Caras 781-914-1326
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LGC&D LLP
(Name – *if individual, state last, first, middle name*)

10 Weybosset Street, Suite 700	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

12014004

KW 3/10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, Marc Caras, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Sentinel Securities, Inc. as of and for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any shareholder, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Marc Caras
Signature

President
Title

Subscribed and sworn to before me this
28 day of February, 2012

Notary Public Joshua Meltzer

Commission expires 8/9/2013

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Income
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x) (l) An Oath or Affirmation
(x) (m) A Copy of the SIPC Supplemental Report (bound under separate cover)
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x) (o) Independent Auditors' Report on Internal Control

SENTINEL SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2011

SENTINEL SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

Independent Auditors' Report

Board of Directors
Sentinel Securities, Inc.
Reading, Massachusetts

We have audited the accompanying statement of financial condition of Sentinel Securities, Inc. as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sentinel Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

CPAs / Business Advisors ■ A Limited Liability Partnership

10 Weybosset Street ■ Suite 700 ■ Providence, Rhode Island 02903 ■ Tel (401) 421-4800 ■ 1-800-927-LGCD ■ Fax (401) 421-0643 ■ www.lgcd.com

Board of Directors
Sentinel Securities, Inc.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I through III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

LGC&D LLP

Providence, Rhode Island
February 24, 2012

SENTINEL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	1,883,544
Receivable from clearing broker-dealer		96,207
Deposit with clearing broker-dealer		50,000
Prepaid expenses		75,308
Property and equipment, less accumulated depreciation		32,063
Intangible assets, less accumulated amortization		339,024
	$	2,476,146

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	38,095
Accrued expenses		66,276
Due to Affiliate		81,389
		185,760
Commitments (Note 2)		
Stockholder's equity:		
Common stock, no par value; authorized 20,000 shares; issued and outstanding 2,966 shares		- 0 -
Additional paid-in capital		2,100,000
Retained earnings		190,386
		2,290,386
	$	2,476,146

See notes to financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2011

Revenues:	
Commissions	$ 1,919,489
Interest and dividends	5,007
	1,924,496
Expenses:	
Employee compensation and benefits	932,715
Commissions and clearing expenses	781,417
Amortization of intangible assets	55,910
Depreciation	10,688
Software expense	60,371
Management fees, related party	145,000
Claim settlement, net of insurance recoveries	(551,876)
Other operating expenses	383,217
	1,817,442
Net income	$ 107,054

See notes to financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2011

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance, beginning of year	$ - 0 -	$ 2,100,000	$ 83,332	$ 2,183,332
Net income			107,054	107,054
Balance, end of year	$ - 0 -	$ 2,100,000	$ 190,386	$ 2,290,386

See notes to financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net income	$ 107,054
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	10,688
Amortization	55,910
(Increase) decrease in assets:	
Accounts receivable	53,997
Insurance receivable	1,241,751
Prepaid expenses	12,269
Increase (decrease) in liabilities:	
Accounts payable	(24,438)
Accrued expenses	(7,059)
Claim settlement	(2,175,000)
Due to Affiliate	26,558
Net cash used in operating activities	(698,270)
Cash used in investing activities, property and equipment purchases	(29,751)
Net decrease in cash and cash equivalents	(728,021)
Cash and cash equivalents, beginning of year	2,611,565
Cash and cash equivalents, end of year	$ 1,883,544

See notes to financial statements.

1. Organization and summary of significant accounting policies:

Sentinel Securities, Inc. (the Company) is a wholly-owned subsidiary of Focus Operating, LLC (the Stockholder), which is a subsidiary of Focus Financial Partners, LLC (Focus).

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides brokerage services to customers of Sentinel Pension Advisors, Inc. (SPA) and Sentinel Benefits Group, Inc. (SBG), both of which are affiliated with the Company and subsidiaries of the Stockholder. SPA operates as an investment advisory company registered with the SEC and various state securities and other agencies providing financial advisory services to individuals and their families and to corporate retirement plans for individuals and entities located throughout the United States. The Company also is the broker of record on corporate retirement plan clients of SBG and for self-directed brokerage accounts offered by corporate retirement plan clients of SBG.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2011, the Company had $94,825 of cash equivalents, consisting of money market mutual funds which are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

1. Organization and summary of significant accounting policies (continued):

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable. At December 31, 2011, management has determined that no allowance for doubtful accounts is necessary. The Company does not require collateral from others for its accounts receivable.

Property and equipment:

Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred and additions and expenditures that increase asset values and extend useful lives are capitalized. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected undiscounted future cash flows from the use and disposition of the asset is less than its carrying amount. Generally, the amount of impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2011.

Intangible assets:

Amortization of intangible assets is provided using the straight-line method over a 10-year estimated useful life for customer lists and a 20-year estimated useful life for the management contract. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2011.

1. Organization and summary of significant accounting policies (continued):

Securities transactions:

The Company buys and sells securities for customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. 12b-1 distribution fees based on a percentage of a fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recognized when earned.

Income taxes:

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences, and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

1. Organization and summary of significant accounting policies (continued):

Income taxes (continued):

When tax returns are filed, it is highly certain that some positions taken will be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that will be ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition, along with any associated interest and penalties that would be payable to the taxing authority upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as other expense.

The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2008.

2. Related party transactions:

The Company maintains an expense-sharing arrangement with SBG (the Affiliate) under which the Company is required to reimburse the Affiliate for its allocable share of expenses, including management fees payable under a contractual arrangement entered into by and between the Affiliate, the Company and Focus, as determined by the Affiliate. For the year ended December 31, 2011, the Affiliate allocated $74,875 of expenses to the Company.

The Company maintains a management agreement with a party related through common ownership. The management agreement expires January 1, 2013 and is automatically renewed on an annual basis unless the management company provides written notice to terminate the contract, or the Company terminates the contract as provided for in the management agreement. The management agreement requires the Company to pay management fees equal to a percentage of earnings, as defined in the management agreement, in excess of specified base amounts. The management fee totaled $145,000 for the year ended December 31, 2011.

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120 percent of the minimum dollar amount required). At December 31, 2011, the Company had net capital of $1,813,880, which was $1,763,880 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .102 to 1 at December 31, 2011.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

4. Property and equipment:

At December 31, 2011, property and equipment consists of the following:

Software licenses	$ 42,751
Furniture and equipment	7,738
	50,489
Less accumulated depreciation	18,426
	$ 32,063

5. Intangible assets:

At December 31, 2011, intangible assets consist of the following:

	Gross carrying amount	Accumulated amortization
Customer lists	$ 829,836	$ 580,029
Management contract	158,268	69,051
	$ 988,104	$ 649,080

5. Intangible assets (continued):

Amortization expense for each of the years ending December 31, 2012 through 2016 is estimated to total approximately $56,000.

6. Income taxes:

At December 31, 2011, the Company had a deferred tax asset of approximately $302,000, which was fully reserved by a valuation allowance. The valuation allowance decreased by $74,000 during the year ended December 31, 2011. For the year ended December 31, 2011, the Company has no current or deferred income tax provision.

7. Claim settlement, net of insurance recovery:

During 2011, the Company settled a legal dispute with a former client relating to activities occurring between 2008 and the date the accounts were closed in 2010. During 2010, the Company recorded a liability for the estimated settlement costs and related legal expenses, totaling $2,175,000, offset by insurance recoveries expected to be received in 2011 in the amount of $1,241,751. Actual insurance recoveries received in 2011 were $1,948,597. The excess of insurance recoveries received over the prior year receivable was offset against related legal expenses of $154,970, resulting in claim settlement, net of insurance recoveries of $(551,876).

SENTINEL SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2011

Net capital:	
Total stockholder's equity and total qualified for net capital	$ 2,290,386
Deductions and/or charges:	
Non-allowable assets:	
Receivable from clearing broker-dealer under Rule 12b-1	21,577
Prepaid expenses	75,308
Intangible assets, net of accumulated amortization	339,024
Property and equipment, net of accumulated depreciation	32,063
Total deductions and/or charges	467,972
Net capital before haircuts on securities positions	1,822,414
Haircuts on securities, money market accounts	8,534
Net capital	$ 1,813,880
Aggregate indebtedness:	
Accounts payable	$ 38,095
Accrued expenses	66,276
Due to Affiliate	81,389
Total aggregate indebtedness	$ 185,760
Minimum net capital required (greater of $50,000 or 6.66% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 1,763,880
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 1,753,880
Ratio, aggregate indebtedness to net capital	.102 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

SENTINEL SECURITES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2011

Sentinel Securities, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is an introducing broker-dealer and operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Act. The Company clears all transactions on behalf of a customer on a fully disclosed basis with a clearing broker-dealer, promptly transmits all customer funds and securities to the clearing broker-dealer, and the clearing broker-dealer carries all of the accounts of customers and maintains and preserves all related books and records pursuant to the requirements of 17 CFR 240.17a-3 and 240.17a-4 as are customarily made and kept by a clearing broker or dealer. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 is not applicable.

SENTINEL SECURITES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2011

Sentinel Securities, Inc. (the Company) is an introducing broker-dealer and operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934. The Company had no items reportable as customers' fully paid and excess margin securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3), or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

Independent Auditors' Report on Internal Control

Board of Directors
Sentinel Securities, Inc.
Reading, Massachusetts

In planning and performing our audit of the financial statements of Sentinel Securities, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

CPAs / Business Advisors ■ A Limited Liability Partnership

10 Weybosset Street ■ Suite 700 ■ Providence, Rhode Island 02903 ■ Tel (401) 421-4800 ■ 1-800-927-LGCD ■ Fax (401) 421-0643 ■ www.lgcd.com

Board of Directors
Sentinel Securities, Inc.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

Board of Directors
Sentinel Securities, Inc.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LGC&D LLP

Providence, Rhode Island
February 24, 2012